CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information in Post-Effective Amendment No. 20 to the Registration Statement (Form N-1A, No. 333- 215607) of Syntax ETF Trust.

We also consent to the incorporation by reference, in such Statement of Additional Information of our report, dated February 24, 2021, with respect to the financial statements and financial highlights of Syntax Stratified LargeCap ETF, Syntax Stratified MidCap ETF and Syntax Stratified SmallCap ETF, included in the Annual Report to Shareholders for the fiscal year ended December 31, 2020.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 30, 2021